UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share
Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Series A: 86272T304
Series B: 86272T403
Series C: 86272T502
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 2 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,051,3151
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,051,3151

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,051,3151

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11.	Percent of Class Represented By Amount in Row (9)

9.07%

12.	Type of Reporting Person (See Instructions)

IA

_____________________
1 The shares described herein are held as follows: 435,673 Series A Shares, 101,170 Series B Shares, and 514,472 Series C Shares (each as defined herein).

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 3 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.00%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 4 of 10 Pages

1.	Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 877,0012
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		877,0012

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

877,0012

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

7.57%

12.	Type of Reporting Person (See Instructions)

OO

_____________________
2 The shares described herein are held as follows: 399,726 Series A Shares, 32,596 Series B Shares, and 444,679 Series C Shares (each as defined herein).

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Strategic Hotels & Resorts, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

200 West Madison Street, Suite 1700
Chicago, Illinois 60606

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Caspian Capital LP (“Caspian Capital”);

ii)	Caspian Capital Advisors, LLC (“Caspian Advisors”); and

iii)	Caspian Credit Advisors, LLC (“Caspian Credit”).

This statement relates to Shares (as defined below) held for the accounts of Caspian Capital Partners, L.P. (“Caspian Partners”), Caspian Select Credit Master Fund, Ltd. (“Caspian Select”), Caspian Solitude Master Fund, L.P., Caspian HLSC1, LLC, and certain other funds for which Caspian Capital provides investment management or investment advice (the “Other Accounts” and together with Caspian Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., and Caspian HLSC1, LLC, collectively the “Accounts”). Caspian Capital serves as the investment advisor for the Accounts. Caspian Capital is controlled by Adam Cohen and David Corleto (the “Principals”). Caspian Advisors is the general partner of Caspian Capital Partners, L.P. Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd. and of Caspian Solitude Master Fund, L.P. and the managing member of Caspian HLSC1, LLC.

Prior to the date hereof, a subsidiary of Caspian Select merged with and into Caspian Partners, with Caspian Partners being the surviving entity and a subsidiary of Caspian Select. Caspian Capital Advisors LLC retained a general partner interest in Caspian Partners representing all management and control powers and authority under the limited partnership agreement of Caspian Partners.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Caspian Capital, Caspian Advisors and Caspian Credit is 767 Fifth Avenue, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Caspian Capital is a Delaware limited partnership;

ii)	Caspian Advisors is a New York limited liability company; and

iii)	Caspian Credit is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Shares”).

Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Shares”).
Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Shares”, and together with Series A Shares and Series B Shares, the “Shares”).

Item 2(e).	CUSIP Number:

Series A: 86272T304 Series B: 86272T403
Series C: 86272T502

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Caspian Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i) Caspian Capital may be deemed the beneficial owner of 1,051,315 Shares. This number consists of (1) no Shares held for the account of Caspian Capital Partners, L.P., (2) 770,607 Shares held for the account of Caspian Select Credit Master Fund, Ltd., which consists of 305,366 Series A Shares, 29,543 Series B Shares, and 435,698 Series C Shares, (3) 56,130 Shares held for the account of Caspian Solitude Master Fund, L.P., which consists of 53,303 Series A Shares, 1,423 Series B Shares, and 1,404 Series C Shares, (4) 50,264 Shares held for the account of Caspian HLSC1, LLC, which consists of 41,057 Series A Shares, 1,630 Series B Shares, and 7,577 Series C Shares, and (5) 174,314 Shares held for the account of the Other Accounts, which consists of 35,947 Series A Shares, 68,574 Series B Shares, and 69,793 Series C Shares.

(ii) Caspian Advisors may be deemed the beneficial owner of no Shares.

(iii) Caspian Credit may be deemed the beneficial owner of 877,001 Shares, which consists of 399,726 Series A Shares, 32,596 Series B Shares, and 444,679 Series C Shares. This number consists of (1) 770,607 Shares held for the account of Caspian Select Credit Master Fund, Ltd., (2) 56,130 Shares held for the account Caspian Solitude Master Fund, L.P., and (3) 50,264 Shares held for the account of Caspian HLSC1, LLC.

Item 4(b).	Percent of Class:

(i) The number of Shares of which Caspian Capital may be deemed to be the beneficial owner constitutes approximately 9.07% of the total number of Shares outstanding (based upon information provided by Bloomberg as of February 13, 2013, there were 11,591,243 Shares outstanding).

(ii) The number of Shares of which Caspian Advisors may be deemed to be the beneficial owner constitutes approximately 0.00% of the total number of Shares outstanding.

(iii) The number of Shares of which Caspian Credit may be deemed to be the beneficial owner constitutes approximately 7.57% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,051,315
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,051,315

Caspian Advisors
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Caspian Credit
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	877,001
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	877,001

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Principals of Caspian Capital, Caspian Advisors and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts advised by Caspian Capital, Caspian Advisors and Caspian Credit in accordance with the ownership interests of advisers of Caspian Capital, Caspian Advisors and Caspian Credit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 9 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 13, 2013, by and among Caspian Capital LP, Caspian Capital Advisors, LLC and Caspian Credit Advisors, LLC	9

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share and Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Strategic Hotels & Resorts, Inc. dated as of February 13, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2013	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 13, 2013	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory